September 8, 2006

VIA EDGAR

Ms. Nili Shah

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Bassett Furniture Industries, Incorporated
Form 10-K for Fiscal Year Ended November 26, 2005
Filed January 30, 2006
Form 10-Q for the Quarterly Period ended May 27, 2006
Filed July 6, 2006
File No. 000-00209

Dear Ms. Shah:

We have received your response letter dated August 11, 2006, providing additional comments on our letter to you dated July 20, 2006, and on our 10-Q for the quarterly period ended May 27, 2006. We appreciate your comments and again accept them as an opportunity to clarify our disclosures and improve the information we provide to the readers of our financial statements.

In connection with responding to your comments, we hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of your comments has been repeated below (in bold type) with our response directly after it.

Form 10-K for the year ended November 26, 2005

(Our response amounts in thousands)

Consolidated Statements of Cash Flows, page F-17

1.	We have reviewed your response to our prior comment 1 from our letter dated June 21, 2006. It is unclear to us how you determined that the amount of net cash inflows from notes receivable of $851 is not material to the net cash provided by (used in) operating activities balance in your consolidated statements of cash flows. Please tell us the amount of the reclassification from cash flows from operating activities for each period presented. Please also provide us a written analysis of your materiality assessment based on the quantitative and qualitative factors in SAB 99.

Response:

The amount of the reclassification from cash flows from operating activities to cash flows from investing activities for 2005 and 2004 would be $828 and $622, respectively.

In determining that the reclassification of net cash inflows from notes receivable of $828 was not material to the net cash provided by (used in) operating activities, we reviewed each of the factors listed in SAB 99 and considered the following quantitative and qualitative factors to be the most relevant:

•	The amount of the reclassification of net inflows from notes receivable of $828 represented only 6.8% of the $12,095 of net cash provided by operating activities,

•	The amount of the reclassification of net inflows from notes receivable of $828 represented less than 1% of our cash and investments position of $83,999,

•	We do not have any loan covenants that are based on our cash flows from operating activities,

•	Cash provided by (used in) operating activities does not affect the amount of management compensation in any way,

•	Net cash inflows from notes receivable was clearly disclosed separately in our consolidated statements of cash flows, and

•	Cash outflows or inflows from notes receivable would normally not be a significant factor in our overall cash flow position in relation to more significant business factors such as changes in inventories and accounts receivable, purchases of property, sales of investments or the receipt of dividends.

Based on our assessment of materiality as listed above, we do not feel it would be necessary to restate our 10-K for the fiscal year ended November 26, 2005. In future filings, we will separate the operating cash flow portion from the investing cash flow portion and will correct the classification of the 2005 and 2004 amounts.

8. Income Taxes, page F-26

2.	We note your proposed disclosure in response to our prior comment 4 from our letter dated June 21, 2006, regarding the increase in your valuation allowance. In future filings, please provide further disclosure regarding the specific reasons for your conclusion that it is more likely than not that your tax benefits would not be realized prior to expiration. In your response, please show us what your revised disclosures in future filings will look like.

Response:

In future filings, we will provide expanded disclosure regarding the specific reasons for our conclusion that it is more likely than not that our tax benefits would not be realized prior to expiration, an example of which follows:

“The Company’s utilization of these remaining NOLs is limited based upon the separate earnings of the wholly-owned subsidiaries to which the NOLs relate. Based on the Company’s historical and anticipated future pre-tax earnings and current tax planning strategies, management believes that it is more likely than not that these tax benefits will not be realized prior to expiration.”

The above disclosure will be modified based upon the facts and circumstances existing at the time of the preparation of the financial statements.

3.	In response to our prior comment 4 from our letter dated June 21, 2006, we also note in your rate reconciliation that you had a reduction of tax reserves of $365 for the year ended December 31, 2005. In future filings, disclose the specific events that led to your conclusion to reduce your tax reserves. In addition, please disclose your accounting policy with respect to how you determine the circumstances under which you accrue and reverse provisions for tax contingencies and uncertain tax positions, including your overall threshold of probability of loss when establishing and adjusting this reserve. Please also disclose the remaining amount accrued as of each balance sheet date, the nature of the remaining exposures, and the uncertainties associated with these exposures. Please supplementally provide us with your proposed disclosure.

Response:

The following is our accounting policy for tax contingencies and uncertain tax positions:

In accordance with SFAS No. 5, the Company records tax contingencies when the exposure item becomes probable and reasonably estimable. Additionally, the Company will release tax contingency reserves once the item is either resolved with the tax authority, or upon the occurrence of an event, such as a law change, court ruling, or lapse of statute.

The following will be added based on the facts and circumstances, and only if such movement is material to the financial statements:

If the reserve is increased:

“As of November XX, 200X, the Company recorded $XXX of additional tax contingency related to             .”

If the reserve is reduced:

“As of November XX, 200X, the Company reduced its tax contingency reserve by $XXX which, due to the (lapse of statute, settlement over accrual, law change, court ruling) regarding certain tax contingencies, is no longer needed to fairly reflect the Company’s tax liability. It is management’s view that the remaining reserve is adequate to cover identified exposure items.”

If a settlement occurs:

“As of November XX, 200X, the Company has entered into an agreement with the IRS (or State Authority) to pay approximately $XXX, including related interest and penalty, related to the resolution of                     . Such payment will offset previously recorded tax reserves and will not result in any additional expense (or will result in additional expense of $XXX (if such previously recorded reserves were not adequate)).”

Please see our response to question #4 below and Schedules 1-A and 1-B for a discussion of the remaining amount accrued as of each balance sheet date, the nature of the remaining exposures, and the uncertainties associated with these exposures.

4.	Please provide to us a rollforward of your tax reserves for the years 2003 through 2005. As a part of this response, please also provide us with the following:

•	Explain the underlying material tax position(s) you have taken which you believe may be challenged and potentially disallowed;

•	Tell us whether you consider the positions to be specific tax “shelters” as defined by tax authorities, or whether they represent tax uncertainties entered into in the ordinary course of business;

•	Describe the uncertainties surrounding such position(s) and what factors would impact whether they would be potentially disallowed;

•	Quantify in all respects the surrounding accounting for such tax positions;

•	Quantify the activity of the reserves from inception, or at least provide adequate historical perspective concerning the last three years reversals and their original reserve dates;

•	Identify where, in both the income statement and balance sheet, the reserve activity was originally recorded;

•	Quantify and identify any current reserves and their underlying purpose;

•	Regarding any current reserves, describe the uncertainties surrounding such positions(s) and what factors would impact whether they would be potentially disallowed

•	Indicate in the activity any actual disallowances;

Response:

To fully respond to this comment and provide a rollforward of our tax reserves, we have prepared the attached schedules 1-A and 1-B. Schedule 1-A addresses the first three items in your comment, while Schedule 1-B addresses the remaining items.

Note the Company will adopt FASB Interpretation No. 48 “Accounting For Uncertainty in Income Taxes” (FIN 48), for our fiscal year ending November 30, 2008.

14. Acquisition of Retail Licensee Stores, Page F-30

5.	We note your response to prior comment 5. Please clarify the following:

•	Please tell us the portion of the $2,840 valuation that related to goodwill and the portion that related to intangible assets.

•	Please provide us with a summarized balance sheet of each of the acquirees at the time of acquisition, with each of the related party balances (e.g. accounts receivable, notes receivable, etc.) separately presented. To the extent that you had a provision recorded on these receivables, please state this fact in your response. In other words, please tell us the gross amount of the receivables for which you recognized a reserve of $3,050 and $1,536 (related to equity investee losses).

•	Please tell us your consideration of footnote 16 to paragraph 23 of SFAS 142, which indicates that the fair value of an entity for the purposes of determining impairment should reflect the advantages of synergies and other benefits that flow from control over another entity, in basing your calculation of goodwill on a separate, independent valuation, rather than based on the excess of your purchase price over the fair values of the acquirees’ net assets.

Response:

•	The portion of the $2,840 that related to goodwill was $2,130 and the portion that related to identifiable intangible assets was $710, both amounts being based upon the independent valuations obtained.

•	Please see the chart below for the balance sheets of the acquired licensees prior to their acquisition and prior to conversion of accounts payable and intercompany profit eliminations.

•	In determining the amount of goodwill to record, we considered the synergies and benefits that would flow from gaining control over these entities. However, in these instances, we concluded we should only record the amount of goodwill that was supported by the independent valuations. These valuations were based solely on the respective acquired retail entities’ net present value of discounted projected future cash flows and terminal values. As we discussed, we consulted with and received signoff from Ernst & Young on this specific treatment.

Bassett Furniture Industries, Inc.

Acquired Licensees Balance Sheets

($000)

	BFD-Dallas May-05	BFD-UNY Jul-05	BFD-Atlanta Aug-05	Total
ASSETS

Current Assets
Cash & cash equivalents	$600	$115	$231	$946
Inventories	4,928	1,425	1,495	7,848
Other current assets	654	143	175	972

Total Current Assets	6,182	1,683	1,901	9,766

Property and Equipment	1,779	304	297	2,380

Other	163	—	30	193

Total Long-term Assets	163	—	30	193

Total Assets	8,124	1,987	2,228	12,339

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable to Bassett	5,203	4,499	2,172	11,874
Other payables and accruals	3,317	1,753	1,565	6,635

Total Current Liabilities	8,520	6,252	3,737	18,509

Long-term Liabilities:
Bank Debt	1,388	—	1,026	2,414
Notes payable to Bassett	2,646	934	600	4,180

Total Long-term Liabilities	4,034	934	1,626	6,594

Owners’ Equity	(4,430)	(5,199)	(3,135)	(12,764)

Total Liabilities & Owners’ Equity	$8,124	$1,987	$2,228	$12,339

Notes to schedule:

•	Bassett had recorded $3,050 of accounts receivable reserves related to the $11,874 of accounts payable to us.

•	Bassett had recorded $1,536 of notes receivable reserves related to the $4,180 of notes payable to us.

6.	We note your response to prior comment 9 regarding your reacquired licenses. It appears that these reacquired licenses have value to you, but that you have not assigned any amount to them. Please clarify why not.

Response:

We do not assign a specific value to a “reacquired license” in these instances for a number of reasons. We do not charge any fees to our licensees for the right to use the name ‘Bassett Furniture Direct.’ We also question whether a right granted to a licensee to use the name ‘Bassett Furniture Direct’ creates an intangible asset in the licensee that is susceptible of separate recognition apart from continued operation of a licensee’s store as a Bassett Furniture Direct store. The license is not a one-way grant of rights in certain Bassett’s intangible property. It is part of a dealer agreement encompassing give and take by both parties, with the licensee giving up certain rights and undertaking to do certain things and to refrain from doing other things. Therefore, we do not believe that an operation we acquire from a licensee has intangible assets that arose solely from that licensee’s contractual right to use the name ‘Bassett Furniture Direct.’ As we have pointed out, a major source of value to Bassett in acquiring certain assets or operating control of a licensed dealer is in keeping a distribution channel open, continuing to build the Bassett brand in a market, and preventing damage that would be done to Bassett’s brand and reputation if a licensed dealer’s operation were abruptly closed and not replaced.

Form 10-Q for the Quarterly Period ended May 27, 2006

7.	We note on page 17 that one of the reasons for the increase in your SG&A expenses in the second quarter of 2006 is a $500 increase in your provision for losses on trade accounts receivables. We also note your disclosures on page 20 regarding the slower pace of receivables collection from certain BFD licensees. Due to the significance of this amount, in future filings, disclose the specific factors that arose in the second quarter of 2006 that led to this write-off. To the extent that the write-off is related to a specific customer or customers, quantify the remaining accounts receivable balance from this customer in your disclosures. In addition, please disclose any known trends, events, or uncertainties with respect to your receivables that are reasonably likely to have a material effect on your operating performance. Supplementally provide us what your disclosure will look like.

Response:

In future filings we will provide expanded disclosures regarding the specific factors that lead to write-offs of accounts and notes receivable. In addition, we will disclose any known trends, events or uncertainties that are reasonably likely to have a material effect on our operating performance, an example of which follows:

“During the second quarter of 2006, we evaluated the collectibility of all of our accounts and notes receivable and accordingly increased our provision for bad debts by $500 as compared to 2005. Part of this increase was attributable to a troubled licensed BFD store which was sold from one licensee to another licensee. As a result of this transaction and the financial position of the seller, we concluded that we would be unable to collect the accounts receivable from the former licensee and we both increased our reserves and wrote off $710 of accounts receivable and $280 of notes receivable utilizing bad debt and notes receivable reserves. There are no additional accounts receivable or notes receivable due from this former troubled licensee after this transaction.

We evaluate the collectibility of accounts and notes receivables from our licensees on a quarterly basis. Our allowance for doubtful accounts represents our best estimate of potential losses on our accounts and notes receivables and is adjusted accordingly based on historical experience, current developments, and economic trends. The Company pursues all available legal remedies to collect amounts due from all customers. Actual losses could differ from those estimates. During 2006, current year traffic and sales trends have negatively impacted the timing of our collections, and if not reversed, could potentially impact future operating performance.”

The above disclosure will be modified based upon the facts and circumstances existing at the time of the preparation of the financial statements.

Please contact me directly at (276)629-6757, by e-mail at bcsafrit@bassettfurniture.com or via fax at (276)629-6332 for any additional comments, clarifications or questions you may have.

Sincerely,

/s/ Barry C. Safrit
Barry C. Safrit
Vice President and CFO

/s/ Robert H. Spilman, Jr.
Robert H. Spilman, Jr.
President and CEO

Attachments

Schedule 1-A

Bassett Furniture Industries, Inc.

Form 10-K for Fiscal Year Ended November 26, 2005

File No. 000-00209

Response to Question #4

Tax Positions	Descriptions	Factors That May Cause Disallowance
Item 1	Interest on Timing Differences	IRS examination
Item 2	Permanent Deductions	IRS examination
Item 3	State Tax Matters	State tax examination
Item 4	COLI	IRS examination/Tax Law Change
Item 5	Partnership Accounting Matters	Change in partnership ownership interest

Note: All tax uncertainties are considered entered into in the ordinary course of business. None are considered to be tax “shelters”.

Schedule 1-B

Bassett Furniture Industries, Inc.

Form 10-K for Fiscal Year Ended November 26, 2005

File No. 000-00209

Response to Question #4

Tax Positions	Descriptions	11/29/2003	Payments		Change		Other	11/27/2004	Change		11/26/2005
Item 1	Interest on Timing Differences	155,469			181,831			337,300	162,700		500,000
Item 2	Permanent Deductions	—			100,000			100,000	(100,000	)(3)	—
Item 3	State Tax Matters	216,266			(73,996	)(2)		142,270	(41,690	)(2)	100,580
Item 4	COLI	1,289,000	(1,289,000	)(1)				—	—
Item 5	Partnership Accounting Matters	530,010			—			530,010	(160,010	)(4)	370,000
	Other (5)	—					226,000	226,000 (5)	(226,000)

Total		2,190,745	(1,289,000)		207,835		226,000	1,335,580	(365,000)		970,580

Reserve Location by Account
Taxes Payable		(1,201,288)			250,253			(951,035)	(19,545)		(970,580)
Deferred Taxes		(989,457)			604,912			(384,545)	384,545		—

Total		(2,190,745)			855,165			(1,335,580)	365,000		(970,580)

(1)	Payment resulting from IRS audit and subsequent disallowance and settlement.
(2)	Settlement of state examination
(3)	Initial assumptions mitigated by subsequent events
(4)	Additional partnership ownership transaction
(5)	This amount principally relates to a balance sheet reclassification incorrectly posted to the payable, corrected in 2005.